UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

eCOST.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27922 W 10 7

(CUSIP Number)

April 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d - 1(b)

[X] Rule 13d - 1(c)

[  ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922 W 10 7		13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank F. Khulusi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 574,629 (consists of shares subject to options exercisable within 60 days of 4/11/05)
	6	SHARED VOTING POWER 1,988,813
	7	SOLE DISPOSITIVE POWER 574,629 (consists of shares subject to options exercisable within 60 days of 4/11/05)
	8	SHARED DISPOSITIVE POWER 1,988,813
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,442 (includes 574,629 shares subject to options exercisable within 60 days of 4/11/05)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 27922 W 10 7		13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mona C. Khulusi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,988,813
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,988,813
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON* IN

Item 1(a)	Name of Issuer:

eCOST.com, Inc.

Item 1(b)	Address of Issuer’s Principal
Executive Offices:

2555 W. 190th Street, Suite 106
Torrance, California 90504

Item 2(a)	Name of Persons Filing:

Frank F. Khulusi and Mona C. Khulusi as joint trustees (the “Trustees”) of the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”)

Item 2(b)	Address of Principal Business
Office or, if None, Residence:

2555 W. 190th Street, Suite 201
Torrance, California 90504

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

27922 W 10 7

Item 3	Not applicable.

Item 4	Ownership.

(a)	Amount of Beneficially Owned:

Frank F. Khulusi: 2,563,442 shares (includes 574,629 shares subject to options exercisable within 60 days of 4/11/05)

Mona C. Khulusi: 1,988,813 shares

(b)	Percent of Class :

Frank F. Khulusi: 14.2%

Mona C. Khulusi: 11.4%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the

vote:

Frank F. Khulusi: 574,629 shares (consists of shares subject to options exercisable within 60 days of 4/11/05)

Mona C. Khulusi:	0 shares

(ii)	shared power to vote or to direct the
vote:

Frank F. Khulusi: 1,988,813 shares

Mona C. Khulusi: 1,988,813 shares

(iii) sole power to dispose or to direct the
disposition of:

Frank F. Khulusi: 574,629 shares (consists of shares subject to options exercisable within 60 days of 4/11/05)

Mona C. Khulusi:	0 shares

(iv) shared power to dispose or to direct
the disposition of:

Frank F. Khulusi: 1,988,813 shares

Mona C. Khulusi: 1,988,813 shares

Item 5	Ownership of Five Percent or Less of a
Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of
Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2005

/s/ Frank F. Khulusi

Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/ Mona C. Khulusi

Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

EXHIBIT INDEX

Exhibit No.	Description

1	Joint filing agreement

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or she knows or has reason to believe that such information is not accurate.

Date: April 20, 2005

/s/ Frank F. Khulusi

      Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/ Mona C. Khulusi

      Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993